Clean Energy Combustion Systems Inc.

7087 MacPherson Ave.
Burnaby, BC
Canada, V5J-4N4
phone: 1.877.688.2364
fax: 1.888.656.9877
email: info@clean-energy.com
website:  http://www.clean-energy.com

CLEAN ENERGY COMPLETES DUE DILIGENCE AND CLOSES ACQUISITION
OF GASIFICATION AND CRYOGENIC TECHNOLOGIES

March 15, 2004 - Vancouver, BC, CANADA - Clean Energy Combustion Systems Inc. ("Clean Energy") (OTC BB: CGYB) wishes to announce that the company has completed the acquisition of its new gasification technology from ecoTech Waste Management Systems (1991) Inc. and cryogenic technology from Mr. C. Victor Hall, ecoTech's President and principal shareholder, following satisfactory completion of due diligence by management. The company's Board of Directors granted final approval for the acquisition on March 11, 2004. The gasification technology will incorporate Clean Energy's pulse combustion burner technology as one of its primary components. As previously announced on March 8, 2004, Clean Energy entered into a memorandum of agreement pursuant to which it agreed to pay 7,076,300 and 500,000 pre-consolidation unregistered common shares respectively to ecoTech and Mr. Hall for their technologies. Mr. Hall has also been appointed to the Clean Energy's Board of Directors and several of his associates will join him as employees of or consultants to the company.

Mr. R. Dirk Stinson, Clean Energy's Chief Executive Officer and President, on behalf the company commented, "We wish to welcome Mr. Hall to the Board of Directors and his associates to the company. Mr. Hall and associates bring a wealth of technical skills and business acumen to our company that complements and enhances our current capabilities."

ecoTech's gasification technology is a system which uses heat to convert various biomass feedstocks into "clean thermal energy". This energy can be used in various heat utilization applications, including the onsite generation of electricity. The system can be alternatively fired by hydrocarbon fuels, including solid fuel sources such as lignite and sub-bituminous and bituminous coals, peat and leonardite, as well as a wide variety of waste materials, such as pulp and wood wastes, processed agricultural residues and waste such as sugar cane bagasse, and animal wastes such as hog and chicken dung, meat & bone meal wastes, tallow, and certain bio-wastes such as yellow grease and black sewage grease. The ability to burn both carbon-based fuels and waste matter cleanly and efficiently allows the system to be used in a variety of different environmental and economic settings. For instance, the system can be used to gasify coal where power generation is the principal purpose. Alternatively, in cases where the environmentally friendly disposal of industrial, agricultural or animal waste matter is the principal function, the systems burns the waste with minimal emissions and co-generates thermal energy for secondary applications.

The system, which is better described as a solid-to-gas phase thermal conversion reactor, coupled to an advanced, induced swirl venturi, gas burner (which can now take advantage of Clean Energy's pulse burner technology) is known and marketed as the ecoTECH Phaser. It is extremely simple, reliable and highly efficient. In the primary combustion chamber, the biomass is fired in an oxygen-deprived environment at a temperature of approximately 1250 degrees Fahrenheit [680 deg. C.], where it releases combustion gases such as carbon monoxide, hydrogen, methane and other complex hydrocarbons. These gases are then mixed with oxygen rich air in the secondary venture cyclone to produce an inflammable gas mixture, and carried to the output nozzle of the secondary combustion chamber, where they are ignited. A blue flame results, similar to that generated by natural gas. The temperature at the tip of this flame is approximately 2500-3000 deg. F. [1350-1650 deg. C.], which, when the device is coupled to a ceramic lined and cored large volume firebox (tertiary combustion chamber, usually at the base of a boiler or other heat transfer system), ensures complete burnout of particulate matter, splits steam into hydrogen and oxygen and cracks all the hydrocarbons and other gases. The gasification system ranges in output capacity from 6,000,000 BTUs per hour (for farm or small commercial installations) to 52,000,000 BTUs per hour, used singly or in array to provide heat for major boiler or waste destruction purposes. Given this high capacity, and the modular concept of Phaser installation, the system can operate as part of a regional power production facility of small to medium scale.

The principal engineering issue with the gasification technology to date has been an extraordinarily long 10 to 20 foot combustion flame produced at the secondary combustion chamber nozzle. Due to the long length of this flame, it was very problematic to mate the system downstream with heat converters, such as boilers or turbines, which use the heat generated to create steam or electricity. Clean Energy's pulse combustion burner is able to eliminate the long flame while producing the same amount of heat, yet with better controlability, thereby facilitating the marriage of the system to the heat converters. Clean Energy was informed by ecoTech that our pulse combustion technology was the only combustion technology they could identify that provided a solution. In addition, our pulse combustion burner substantially reduces NOx emissions to levels of less than 10 ppm, providing the gasification system with an additional valuable competitive advantage.

According to Mr. R. Dirk Stinson, "The acquisition by Clean Energy of ecoTech's gasification technology and the incorporation of our pulse combustion burner into the gasification system affords numerous significant advantages to Clean Energy. First and foremost, the gasification technology is fully developed and there are several large commercial prospects both domestically and internationally that have indicated their interest. Clean Energy can immediately pursue commercial contracts and quickly introduce the gasification system into the market to generate revenues and profits. Also, due to the high output capacities of the gasification systems, they represent "big ticket" projects with both profits and margins significantly higher than we would have received had we merely licensed our technology to ecoTech and received a royalty."

Mr. Stinson continued, "Our ability to introduce our burner to the market via the gasification technology will also demonstrate its effectiveness in a commercial context. This will open doors for other applications of our burner technology, such as boilers and water heaters. The profits generated from the sale of the gasification systems, together with the "proof" of the commercial operability of our technology, should allow us to accelerate our overall sales and marketing activities."

The cryogenic technology acquired from Mr. Hall is a patented gas liquefaction technology that is more economical than current technologies by a substantial margin. Clean Energy intends to develop and commercialize this technology as a separate business unit owned by the company.

Mr. C. Victor Hall was born and educated in England and holds diplomas in design, graphics, technology and management. He is a specialist in vehicle suspension design and has developed a unique air/independent suspension system for buses and other heavy commercial vehicles. Over the past 31 years, Mr. Hall has been responsible for the design and production of over 7,400 vehicles, including the following: gas transports and cryogenic (liquid) gas transports, ISO tankers, oil and water drilling rigs, trucks, trailers, semi-trailers, road trains, mine transports and equipment, machinery carriers, hazardous waste transports, municipal waste bulkers, pressure tankers, mobile wood waste shredder stations, intermodal lift transport, mine lift equipment, demountable waste container trucks and trailers, mole ploughs, cryogenic transports for helium or natural gas, school, handicapped, transit and inter-city buses, ambulances, and animal transports.

Over the past 20 years, and concurrent to vehicle design projects, Mr. Hall has utilized his abilities for research, design and development of fully integrated systems for waste management, reduction and processing, (his "ecotech" system); non-polluting thermal and thermo-chemical power generation; commercially viable hydro-liquefaction, storage and transportation of natural gas, (LNG: patent pending); and for inter-modal transportation of compressed gas (CNG).

Background on Clean Energy and Pulse Combustion. Clean Energy is a development-stage U.S. public company based in Burnaby, British Columbia, Canada. The company 's principal technology is a unique high-efficiency valveless combustor technology that operates on the principles of cyclical pulse combustion, originally developed for aerospace propulsion. The company currently holds 6 patents in this area. This patented pulse combustion technology is superior to the standard, steady-state combustion technology currently used in the heat transfer industry in terms of both energy efficiency and consequential fuel cost savings as well as significantly reduced NOx and other emission levels. The company's pulse combustion technologies can be used in a wide variety of systems which burn hydrocarbon-based fuels and waste matter to produce thermal energy for heat utilization applications and the onsite generation of electricity. The company will either design, manufacture and market products incorporating its environmentally friendly and fuel efficient technologies, such as its gasification system, or license or design, manufacture and sell its products for incorporation into systems marketed by other companies.

For further information visit Clean Energy's Website at http://clean-energy.com or contact:

Investor Relations
Clean Energy Combustion Systems Inc.
Attn: Richard Roy
Phone: 1.877.688.2364 (toll-free)
Email: shareinfo@clean-energy.com

Forward Looking Statements: Clean Energy's plans as described in this news release constitute "forward looking statements" within the meaning of the United States federal securities laws that involve risks and uncertainties. Actual results may vary substantially from expectations as a result of a variety of factors including, by way of example and not limitation, Clean Energy's financial requirements and capital requirements; Clean Energy's ability to satisfactorily complete pending or new project proposals (including with prospective licensee or joint venture partners) and enter into binding revenue-producing contracts based upon those proposals; the overall ability of Clean Energy (or its licensee or joint venture partners, if any) to design, test, manufacture and sell gasification systems or pulse combustors on a profitable basis; consumer acceptance of and demand for gasification systems and pulse combustors; regulatory constraints; changes in Clean Energy's business plan and corporate strategies; and the various risks and uncertainties disclosed by Clean Energy in its various reports filed from time-to-time with the SEC. Readers are urged to carefully review and consider the various disclosures made by Clean Energy in its various reports filed from time-to-time with the SEC that attempt to advise interested parties of the risks and uncertainties that may affect Clean Energy's business and an investment in its securities.